Filed by Marshall & Ilsley Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Marshall & Ilsley Corporation
(Commission File No. 001-33488)

On January 4, 2011, Marshall & Ilsley Corporation posted the following to its intranet site. We have included web addresses for BMO Financial Group and Harris Bank herein as inactive textual references only; the information on those websites is not part of this document.

MiNet Top Story

BMO Financial Group's focus is Customers and
Community

The strong bank that will result from merging Harris, BMO Financial Group's personal and commercial bank in the U.S., and M&I will be committed to the success of our customers and the communities we serve.

Like M&I, BMO Financial Group has a strong customer focus, tradition of community banking, and commitment to the community. Our communities can be assured we will continue to be a strong and active presence in our markets.

The transaction announced in mid-December not only provides significant banking scale, an expanded reach, and a larger customer base, it provides a platform for growth for our company.

This is positive news because in every important dimension – values, business mix, customer focus, vision and culture – there is consistency between our companies. The way in which we do business is highly complementary. This is true also of our branch locations, which have little overlap. See a map here. [See final page].

Here's an overview of BMO's business:

Overview of BMO Financial Group

BMO Financial Group (TSX, NYSE: BMO) serves 11 million personal, commercial, corporate and institutional customers in North America and internationally. Its three operating groups – Personal and Commercial Banking, BMO Bank of Montreal in Canada and Harris in the United States; Private Client Group; and BMO Capital Markets – share one vision: to be the bank that defines great customer experience.

Personal & Commercial

  Personal & Commercial, U.S. (Harris) serves nearly 1.3 million customers, working together with other Harris and BMO businesses in select U.S. Midwest markets to deliver clarity to our customers in the form of simplicity, guidance and financial know-how. Our retail and small business customers are served through

  312 branches, an award-winning call centre, online banking and more than 880 automated banking machines.
  Personal & Commercial, Canada (BMO Bank of Montreal) serves more than seven million customers, offering a full range of products and services. These include solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a full suite of commercial products and financial advisory services.

Private Client Group (PCG)

  PCG, BMO’s group of wealth management businesses, serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional markets, with a broad offering of wealth management products and solutions. PCG operates in both Canada and the United States, as well as in China and the United Kingdom.

BMO Capital Markets

  BMO Capital Markets provides a full range of products and services to help corporate, institutional and government clients achieve their ambitions. From 26 offices on five continents, including 14 in North America, BMO Capital Markets draws on expertise in areas including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, merchant banking, securitization, treasury and market risk management, foreign exchange, derivatives, debt and equity research and institutional sales and trading.

To learn more about BMO Financial Group [http:www.bmo.com/home] and Harris [https://www4.harrisbank.com/secure], visit their websites.

SIDEBAR

History of BMO Financial Group

BMO Financial Group, Canada's first bank, opened for business in 1817. It provided Canada's first widely-recognized and circulated currency, and has played a major and continuing role in the development of the country. Today, it is one of Canada's preeminent financial institutions and a significant presence in United States and world markets.

BMO and Harris merged in 1984, but the Harris story started long before in 1882, when Norman Wait Harris, a 35-year-old life insurance executive, moved to Chicago and opened N.W. Harris and Company. The firm started off selling municipal bonds to fund the building of roads, schools, waterworks, and other such necessities, and became a leading investment bank. Learn more about BMO and Harris' history [http://www2.bmo.com/bmo/files/htmlpopup/4/1/history.html].

ADDITIONAL INFORMATION ABOUT THE BANK OF MONTREAL/MARSHALL & ILSLEY CORPORATION TRANSACTION

Bank of Montreal and Marshall & Ilsley Corporation (“M&I”) will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ

THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by Bank of Montreal will be available free of charge by contacting Investor Relations at (414) 765-7727. Documents filed with the SEC by M&I will be available free of charge by contacting Investor Relations at (414) 765 -7727.

The directors, executive officers, and certain other members of management and employees of M&I may be deemed to be participants in the solicitation of proxies in favor of the merger from the shareholders of M&I. Information about the directors and executive officers of M&I is included in the proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on March 12, 2010. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

BMO's Pro-forma North American Footprint

Greater Edmonton 37*
Greater Vancouver 74*
Greater Calgary 42*
Greater Winnipeg 27*
Greater Phoenix 48*
Greater Minneapolis 37*
Greater Milwaukee 96*
Greater Indianapolis 42*
Halifax / Saint John 22*
Greater Montreal 94*
Greater Toronto 202*
Chicagoland 216*
Florida 39*
BMO Branches – 910 locations
Harris Bank Branches – 312 locations
Harris Private Banking (Wealth Mgmt)
BMO Capital Markets
M&I (Marshall & Ilsley) Branches – 374 locations[1]

[1] Source: SNL Financial (FDIC data as of June 30, 2010)

* Combined retail locations in major urban centers

BMO Financial Group Acquisition of Marshall & Ilsley Corp. • December 17, 2010 0